EXHIBIT 4.6
SUPPLEMENTAL INDENTURE
          Supplemental Indenture (this “Supplemental Indenture”), dated as of March 10, 2005, among WAPA America, Inc., a Delaware corporation and WWHO Broadcasting, LLC, a Delaware limited liability company (each a “Guaranteeing Subsidiary”), each of which is a direct or indirect, wholly-owned subsidiary of LIN Television Corporation (or its permitted successor), a Delaware corporation (the “Company”), the Company and The Bank of New York, trustee under the Indenture referred to below (the “Trustee”).
W I T N E S S E T H
          WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of May 12, 2003, providing for the issuance of an aggregate principal amount of up to $200 million of 6 1/2% Senior Subordinated Notes due 2013, Series A and 6 1/2% Senior Subordinated Notes due 2013, Series B (the “Notes”);
          WHEREAS, the Indenture provides that under certain circumstances each Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture, pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Subsidiary Guarantee”); and
          WHEREAS, pursuant to Section 10.06 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.
          NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, each Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:
     1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
     2. Agreement to Guarantee. Each Guaranteeing Subsidiary hereby agrees to jointly and severally guarantee to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, the Notes or the obligations of the Company hereunder or thereunder, on a senior subordinated basis pursuant to, and in accordance with, the terms and conditions of Article Eleven of the Indenture and to otherwise assume the obligations and rights as a Guarantor under the Indenture.
     3. Releases. Upon receipt by the Trustee of a request by the Company for a release of a Guaranteeing Subsidiary of its obligations under Article Eleven of the Indenture, which request shall be accompanied by an Officers’ Certificate certifying as to compliance with Section 11.03 of the Indenture, the Trustee shall deliver an appropriate instrument evidencing such release.
     4. No Recourse Against Others. No past, present or future director, officer, employee, incorporator, stockholder or agent of the Guaranteeing Subsidiary, as such, shall have any liability for any obligations of the Company or any Guaranteeing Subsidiary under the Notes, any Subsidiary Guarantees, the Indenture or this Supplemental Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.
     5. Governing Law. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.
     6. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
     7. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.
     8. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by each Guaranteeing Subsidiary and the Company.
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     IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first written above.

WAPA America, Inc.

By:	/s/ Vincent L. Sadusky

Name: Title:	Vincent L. Sadusky Vice President, Chief Financial Officer and Treasurer

WWHO Broadcasting, LLC

By: LIN Television Corporation, its Managing Member

By:	/s/ Vincent L. Sadusky

Name: Title:	Vincent L. Sadusky Vice President, Chief Financial Officer and Treasurer

LIN Television Corporation

By:	/s/ Vincent L. Sadusky

Name: Title:	Vincent L. Sadusky Vice President, Chief Financial Officer and Treasurer

The Bank of New York, as Trustee

By:	/s/ Barbara Bevelaqua

Name: Title:	Barbara Bevelaqua Vice President